Exhibit (a)(11)
- CORRECTION -
Notice of Offer to Purchase for Cash by Comm Bancorp, Inc.
The notice of the Offer to Purchase up to 110,000 Shares of its Common Stock by Comm Bancorp, Inc. at a purchase price of not greater than $52 nor less than $46 per share that appeared in the March 19, 2007 publication of this newspaper had an incorrect expiration date for this Offer. The correct expiration date is 5:00 p.m., New York City time, on April 13, 2007, unless the Offer is extended by Comm Bancorp, Inc.